Exhibit 99.2

North American Palladium Ltd.

Condensed Interim Consolidated Balance Sheets
(expressed in thousands of Canadian dollars)
(unaudited)

		September 30	December 31
	Notes	2014	2013
ASSETS
Current Assets
Cash and cash equivalents		$11,792	$9,793
Accounts receivable	5	52,536	38,556
Inventories	6	14,827	14,239
Other assets	7	1,094	6,968
Total Current Assets		80,249	69,556
Non-current Assets
Mining interests	8	446,792	456,239
Total Non-current Assets		446,792	456,239
Total Assets		$527,041	$525,795
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities		$18,342	$48,797
Credit facility	5	25,114	17,834
Current portion of obligations under finance leases	10	3,210	2,988
Current portion of long-term debt	11	7,704	173,656
Current derivative liability	11	1,098	492
Total Current Liabilities		55,468	243,767
Non-current Liabilities
Income taxes payable		125	1,286
Asset retirement obligation	9	15,347	13,638
Obligations under finance leases	10	8,405	8,744
Long-term debt	11	212,490	35,864
Total Non-current Liabilities		236,367	59,532
Shareholders’ Equity
Common share capital and purchase warrants	12	866,108	798,411
Stock options and related surplus		9,554	9,128
Equity component of convertible debentures, net of issue costs	11	6,931	6,931
Contributed surplus		8,873	8,873
Deficit		(656,260)	(600,847)
Total Shareholders’ Equity		235,206	222,496
Total Liabilities and Shareholders’ Equity		$527,041	$525,795

Commitments – Note 14
Contingencies – Note 17
Subsequent events – Note 20

See accompanying notes to the condensed interim consolidated financial statements

THIRD QUARTER REPORT 2014

North American Palladium Ltd.

Condensed Interim Consolidated Statements of Operations and
Comprehensive Loss
(expressed in thousands of Canadian dollars, except share and per share amounts)
(unaudited)

			Three months ended		Nine months ended
				September 30		September 30
	Notes		2014	2013	2014	2013
Revenue	15		$46,441	$33,348	$145,674	$113,651

Mining operating expenses
Production costs			30,116	21,663	90,206	76,305
Smelting, refining and freight costs			4,007	2,922	12,320	10,130
Royalty expense			1,761	1,464	6,019	4,865
Depreciation and amortization			6,894	6,144	25,436	19,233
Loss (gain) on disposal of equipment			150	(24)	1,370	1,030
Total mining operating expenses			42,928	32,169	135,351	111,563
Income from mining operations			3,513	1,179	10,323	2,088

Other expenses
Exploration			2,566	3,874	5,225	10,906
General and administration			2,120	2,920	7,285	8,019
Interest and other income	16		(1,524)	(214)	(3,924)	(1,746)
Interest expense and other costs	16		10,245	2,536	39,229	5,720
Financing costs	11		(915)	677	7,469	3,076
Loss on extinguishment of long-term debt			-	-	-	11,035
Foreign exchange loss (gain)			9,811	(3,290)	10,452	2,027
Total other expenses			22,303	6,503	65,736	39,037
Loss from continuing operations before taxes			(18,790)	(5,324)	(55,413)	(36,949)
Income and mining tax recovery			-	-	-	-
Loss and comprehensive loss from continuing operations for the period			$(18,790)	$(5,324)	$(55,413)	$(36,949)
Income and comprehensive income from discontinued operations for the period	4		-	-	-	2,509
Loss and comprehensive loss for the period			$(18,790)	$(5,324)	$(55,413)	$(34,440)
Loss per share
Basic			$(0.05)	$(0.03)	$(0.17)	$(0.19)
Diluted	12	(d)	$(0.05)	$(0.03)	$(0.17)	$(0.19)
Loss from continuing operations per share
Basic			$(0.05)	$(0.03)	$(0.17)	$(0.20)
Diluted			$(0.05)	$(0.03)	$(0.17)	$(0.20)
Income from discontinued operations per share
Basic			$-	$-	$-	$0.01
Diluted			$-	$-	$-	$0.01
Weighted average number of shares outstanding
Basic	12	(d)	384,432,246	194,555,425	322,842,483	183,904,755
Diluted	12	(d)	384,432,246	194,555,425	322,842,483	183,927,098

See accompanying notes to the condensed interim consolidated financial statements

THIRD QUARTER REPORT 2014

North American Palladium Ltd.

Condensed Interim Consolidated Statements of Cash Flows
(expressed in thousands of Canadian dollars)
(unaudited)

			Three months ended		Nine months ended
				September 30		September 30
	Notes		2014	2013	2014	2013
Cash provided by (used in)
Operations
Loss from continuing operations for the period			$(18,790)	$(5,324)	$(55,413)	$(36,949)
Operating items not involving cash
Depreciation and amortization			6,894	6,144	25,436	19,233
Accretion expense	16		1,711	970	1,272	2,869
Loss on extinguishment of debt			-	-	-	11,035
Share-based compensation and employee benefits	12	(f)	549	498	1,572	973
Unrealized foreign exchange loss (gain)			7,953	(1,892)	8,539	2,011
Loss on disposal of equipment			150	2,004	1,370	3,058
Interest expense and other	16		6,953	55	32,920	23
Financing costs	11		(915)	-	7,469	-
			4,505	2,455	23,165	2,253
Changes in non-cash working capital	18		3,519	(433)	(35,697)	85
			8,024	2,022	(12,532)	2,338
Financing Activities
Issuance of common shares and warrants, net of issue costs			-	9,478	(38)	19,091
Issuance of convertible debentures, net of issue costs	11		(239)	-	61,204	-
Credit facility	5		(569)	(7,241)	5,538	6,951
Repayment of senior secured notes	11		-	-	-	(79,200)
Settlement of palladium warrants	11,20		-	(1,747)	-	(1,747)
Net proceeds of senior secured term loan	11		-	-	-	131,941
Repayment of obligations under finance leases			(930)	(595)	(2,616)	(2,168)
Interest paid			(32,203)	(1,982)	(33,768)	(7,889)
Other financing costs			(779)	-	(1,674)	-
			(34,720)	(2,087)	28,646	66,979
Investing Activities
Additions to mining interests, net			(5,817)	(26,885)	(14,274)	(92,758)
Proceeds on disposal of mining interests, net			-	175	159	1,165
			(5,817)	(26,710)	(14,115)	(91,593)
Increase (decrease) in cash from continuing operations			(32,513)	(26,775)	1,999	(22,276)
Net cash provided by discontinued operations	4		-	-	-	20,142
Increase (decrease) in cash			(32,513)	(26,775)	1,999	(2,134)
Cash and cash equivalents, beginning of period			44,305	44,809	9,793	20,168
Cash and cash equivalents, end of period			$11,792	$18,034	$11,792	$18,034
Cash and cash equivalents consisting of:
Cash			$11,792	$18,034	$11,792	$18,034
Short-term investments			-	-	-	-
			$11,792	$18,034	$11,792	$18,034
Foreign exchange included in cash balance			$558	$211	$558	$211

See accompanying notes to the condensed interim consolidated financial statements

THIRD QUARTER REPORT 2014

North American Palladium Ltd.

Consolidated Statements of Shareholders’ Equity
(expressed in thousands of Canadian dollars, except share amounts)
(unaudited)

						Equity
						component
						of			Total
			Number	Capital	Stock	convertible	Contributed		shareholders’
	Notes		of shares	stock	options	debentures	surplus	Deficit	equity

Balance, January 1, 2013	12		177,127,833	$776,632	$9,125	$6,931	$8,873	$(554,661)	$246,900

Common shares issued:
Settlement of obligation relating to production targets			709,220	1,000	-	-	-	-	1,000
Settlement of NAP Quebec disposal costs	4		203,800	300	-	-	-	-	300
Private placement of flow-through shares, net of issue costs			17,258,337	19,091	-	-	-	-	19,091
Premium on issuance of flow-through shares			-	(517)	-	-	-	-	(517)

Warrants:
Palladium warrants exercised	11		574,738	638	-	-	-	-	638

Stock based compensation:
Stock-based compensation expense	12	(b)	907,447	1,093	(120)	-	-	-	973

Net loss and comprehensive loss for the period ended September 30, 2013			-	-	-	-	-	(34,440)	(34,440)
Balance, September 30, 2013			196,781,375	$798,237	$9,005	$6,931	$8,873	$(589,101)	$223,945

Balance, January 1, 2014			197,109,924	$798,411	$9,128	$6,931	$8,873	$(600,847)	$222,496

Common shares issued:
Pursuant to conversion of convertible debentures (Tranche I)	11		76,407,816	30,871	-	-	-	-	30,871
Pursuant to conversion of convertible debentures (Tranche II)	11		108,972,404	35,717	-	-	-	-	35,717
Private placement of flow-through shares, net of issue costs			-	(38)	-	-	-	-	(38)

Stock based compensation:
Stock-based compensation	12	(b)(f)	2,452,776	1,147	426	-	-	-	1,573

Net loss and comprehensive loss for the period ended September 30, 2014			-	-	-	-	-	(55,413)	(55,413)
Balance, September 30,2014			384,942,920	866,108	9,554	6,931	8,873	(656,260)	235,206

See accompanying notes to the condensed interim consolidated financial statements

THIRD QUARTER REPORT 2014

North American Palladium Ltd.

Notes to the condensed interim consolidated financial statements
(expressed in thousands of Canadian dollars, except per share amounts and metal prices)

1.	NATURE OF OPERATIONS

North American Palladium Ltd. (“NAP”) is domiciled in Canada and was incorporated on September 12, 1991 under the Canadian Business Corporations Act. The address of the Company’s registered office is 200 Bay Street, Suite 2350, Royal Bank Plaza South Tower, Toronto, Ontario, Canada, M5J 2J2. The Company’s 100%-owned subsidiary is Lac des Iles Mines Ltd. (“LDI”).

NAP operates the LDI palladium mine, located northwest of Thunder Bay, Ontario, which started producing palladium in 1993. The Company is transitioning the LDI mine from mining via ramp access to mining via shaft while utilizing bulk mining methods.

The Company also previously held 100% ownership of NAP Quebec Mines Ltd. (“NAP Quebec”) and on March 22, 2013, the Company completed the sale of NAP Quebec resulting in the disposition of all gold division assets.

The condensed interim consolidated financial statements for the Company as at September 30, 2014 and for the three and nine month periods ended September 30, 2014, include the Company and its subsidiary (collectively referred to as the “Company”).

2.	BASIS OF PRESENTATION

Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), applicable to the preparation of these financial statements, including IAS 34, Interim Financial Reporting.

These condensed interim consolidated financial statements should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2013, which have been prepared in accordance with IFRS as issued by the IASB.

Basis of Measurement

These condensed interim consolidated financial statements have been prepared on the historical cost basis, except for the following items in the consolidated balance sheet:

(i)	Accounts receivable and related derivative instruments are measured at fair value.
(ii)	Financial instruments at fair value through profit or loss are measured at fair value.
(iii)	Liabilities for cash-settled share-based payment arrangements are measured at fair value.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies disclosed in the Company’s annual financial statements for the year ended December 31, 2013 have been applied consistently by all of the Company’s entities for all periods presented in these condensed interim consolidated financial statements, unless otherwise indicated.

Basis of Consolidation

These condensed interim consolidated financial statements include the accounts of NAP and its wholly-owned subsidiary.

THIRD QUARTER REPORT 2014

North American Palladium Ltd.

Adoption of New Accounting Standards

The following new accounting standards have been adopted by the Company.

IAS 32 Financial Instruments: Presentation

This standard is amended to clarify requirements for offsetting of financial assets and financial liabilities. The amendment is effective for annual periods beginning on or after January 1, 2014. This amendment did not have a material impact on the condensed interim consolidated financial statements.

IAS 36 Recoverable Amounts

This standard was amended in May 2013 to change the disclosure required when an impairment loss is recognized or reversed. The amendments require the disclosure of the recoverable amount of an asset or cash generating unit at the time an impairment loss has been recognized or reversed and detailed disclosure of how the associated fair value less costs of disposal has been determined. The amendments are effective for annual periods beginning on or after January 1, 2014 with earlier adoption permitted. This amendment did not have a material impact on the condensed interim consolidated financial statements of the Company.

IFRIC 21 Accounting for Levies Imposed by Governments

This interpretation provides guidance on the obligating event giving rise to a liability in connection with a levy imposed by a government, and clarifies that the obligating event is the activity that triggers the payment of the levy as identified by the legislation. The interpretation is effective for annual periods beginning on or after January 1, 2014. This amendment did not have a material impact on the condensed interim consolidated financial statements of the Company.

New standards not yet adopted

In addition to the new standards disclosed in the Company’s annual financial statements for the year ended December 31, 2013, the following new standards and amendments to standards are not yet effective as of the September 30, 2014 reporting date or have otherwise not yet been adopted by the Company. The Company is evaluating the impact, if any, the adoption of the standards will have on the disclosures in the Company’s condensed consolidated financial statements:

IAS 16 and IAS 38 Clarification of acceptable methods of depreciation and amortization

This pronouncement amends IAS 16 Property Plant and Equipment and IAS 38 Intangible Assets to (i) clarify that the use of a revenue-based depreciation method is not appropriate for property, plant and equipment, and (ii) provide a rebuttal presumption for intangible assets. The amendment is effective for years beginning on or after January 1, 2016. This amendment is not expected to have a material impact on the condensed interim consolidated financial statements of the Company.

IFRS 15 Revenue from contracts with customers

This new standard on revenue recognition supercedes IAS 18 Revenue, IAS 11 Construction Contracts, and related interpretations. The amendment is effective for years beginning on or after January 1, 2017. The Company is presently evaluating the potential impact of this new standard on the condensed interim consolidated financial statements of the Company.

IFRS 9 Financial Instruments: Classification and Measurement

On July 24, 2014 the IASB issued the complete IFRS 9 (IFRS 9 (2014)) which will replace IAS 39, Financial Instruments: Recognition and Measurement. In November 2009 the IASB issued the first version of IFRS 9, Financial Instruments (IFRS 9 (2009)) and subsequently issued various amendments in October 2010, (IFRS 9 Financial Instruments (2010)) and November 2013 (IFRS 9 Financial Instruments (2013)).

THIRD QUARTER REPORT 2014

North American Palladium Ltd.

IFRS 9 (2009) introduces new requirements for the classification and measurement of financial assets. Under IFRS 9 (2009), financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. This includes the introduction of a third measurement category for financial assets – fair value through other comprehensive income.

IFRS 9 (2010) introduces additional changes relating to financial liabilities.

IFRS 9 (2013) includes a new general hedge accounting standard which will align hedge accounting more closely with risk management. This new standard does not fundamentally change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship.

Special transitional requirements have been set for the application of the new general hedging model.

IFRS 9 (2014) includes finalized guidance on the classification and measurement of financial assets. The final standard also amends the impairment model by introducing a new ‘expected credit loss’ model for calculating impairment, and new general hedge accounting requirements.

The mandatory effective date of IFRS 9 is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Early adoption is permitted. The restatement of prior periods is not required and is only permitted if information is available without the use of hindsight. The Company is presently evaluating the impact of adopting this standard and does not intend to early adopt IFRS 9 (2009), IFRS 9 (2010) or IFRS 9 (2013) and/or IFRS 9 (2014) in its financial statements for the annual period beginning on January 1, 2015.

4.	DISCONTINUED OPERATIONS

On March 22, 2013, the Company divested of its interest in its gold division through the disposal of all of the shares of its wholly-owned subsidiary, NAP Quebec. As a result, the Company has presented the condensed interim consolidated financial statements to segregate the gold division as discontinued operations from those balances relating to the Company’s continuing operations for the period to March 22, 2013.

5.	ACCOUNTS RECEIVABLE

Accounts receivable consist of the following:

	At September 30	At December 31
	2014	2013
Accounts receivable	$49,887	$38,364
Unrealized gain on financial contracts[1]	2,649	192
Accounts receivable	$52,536	$38,556

1	As at September 30, 2014, a total of 32,500 ounces of past palladium production delivered and sold to a smelter, was priced using forward prices for the month of final settlement at an average price of $950 per ounce of palladium (December 31, 2013 – 31,000 ounces of past palladium production at an average price of $768 per ounce). An unrealized gain of $2.6 million has been recorded in accounts receivable at September 30, 2014 (December 31, 2013 – unrealized gain of $0.2 million). Refer to note 14.

Accounts receivable represents the value of all platinum group metals (“PGMs”), gold and certain base metals contained in LDI’s concentrate shipped for smelting and refining, using the September 30, 2014 forward metal prices and foreign exchange rates applicable for the month of final settlement, and for which significant risks and rewards have transferred to third parties.

All of the accounts receivable are due from one customer at September 30, 2014 (December 31, 2013 – two customers). A reserve for doubtful accounts has not been established, as in the opinion of management, the amount due will be fully collected. The Company is not economically dependent on its customers, refer to note 15.

THIRD QUARTER REPORT 2014

North American Palladium Ltd.

First priority security on accounts receivable and inventories of concentrate, crushed and broken ore and second priority security on the fixed assets have been pledged as security against a credit facility with a Canadian chartered bank, which matures July 3, 2015, and which is to be used for working capital liquidity and general corporate purposes. The maximum that can be utilized under the facility is the lesser of US$60 million and an amount determined by a borrowing base calculation. The credit facility contains certain financial covenants, as defined in the agreement, including senior debt to earnings before interest, taxes, depreciation and amortization ratios, which are effective in the fourth quarter of 2014, and adjusted current ratio requirements, minimum tangible net worth requirements and capital expenditure limits which became effective June 7, 2013 which, if not met, would result in an event of default. The loan also includes certain other covenants, including material adverse change provisions and cross-default provisions with the senior secured term loan. Certain events of default result in the credit facility becoming immediately due, while other events of default entitle the lender to demand repayment. As of September 30, 2014, the Company was in compliance with the covenants.

Under the credit facility, as of September 30, 2014, the Company utilized US$13.7 million ($15.4 million) for letters of credit, primarily for reclamation deposits and has drawn down US$22.4 million ($25.1 million). During the three months ended September 30, 2014 the Company made net principal payments of US$0.5 million ($0.6 million) and net US$5.0 million ($5.5 million) was drawn down during the nine months ended September 30, 2014.

6.	INVENTORIES

Inventories consist of the following:
	At September 30	At December 31
	2014	2013
Supplies[1]	$10,795	$10,320
Concentrate inventory[1]	278	2,157
Crushed and broken ore stockpiles[1,2]	3,754	1,762
Total	$14,827	$14,239

1	This portion of inventories has been pledged as security on the Company’s credit facility. Refer to note 5.
2	Crushed and broken ore stockpiles represent coarse ore that has been extracted from the mine and is available for further processing.

All inventory amounts are carried at cost as at September 30, 2014.

7.	OTHER ASSETS

Other assets consist of the following:
	At September 30	At December 31
	2014	2013
Prepaids	$524	$1,488
HST receivable	488	4,420
Investments[1]	15	150
Other	67	910
	$1,094	$6,968

1	On March 22, 2013, the Company sold its investment in NAP Quebec. A portion of the proceeds on the sale was equity-settled by the purchaser. Any gain or loss in the value of the investments is recognized in the consolidated statements of operations and comprehensive loss. The fair value of the investments at initial recognition was $1.4 million and was less than $0.1 million at September 30, 2014 (December 31, 2013 - $0.2 million).

THIRD QUARTER REPORT 2014

North American Palladium Ltd.

8.	MINING INTERESTS

Mining interests are comprised of the following:

				Mining leases
				and claims,
		Underground	Equipment	royalty
	Plant and	mine	under finance	interest, and
	equipment	development[1]	leases	development	Total
Carrying amounts
As at
December 31, 2013	$56,181	$377,749	$11,559	$10,750	$456,239
As at
September 30, 2014	$62,453	$361,583	$11,518	$11,238	$446,792

1	No interest was capitalized to mining interests for the three and nine month periods ended September 30, 2014. For the year ended December 31, 2013, $19.6 million of interest costs on long-term debt was capitalized to mining interests.

Depreciation and amortization

As a result of the finalization of the technical report for the LDI mine, which was released on March 31, 2014, the Company revised its estimate of in-situ ounces of palladium used as the denominator for amortization of certain of its assets under the unit-of-production method. The revised estimate was based on the inclusion of proven and probable reserves and measured resources expected to be converted to reserves based on prior conversion rates. This change in estimate has been prospectively applied for all depreciation and amortization calculations for March 2014 onward.

Asset restrictions and contractual commitments

The Company’s assets are subject to certain restrictions on title and property, plant and equipment. Certain assets are pledged as security for credit agreement arrangements and senior secured lenders. See notes 5 and 11.

9.	ASSET RETIREMENT OBLIGATION AND RECLAMATION DEPOSITS

At September 30, 2014, the changes in asset retirement obligation (“ARO”) and the related mine restoration deposit are as follows:

Asset retirement obligation, beginning of period – continuing operations	$13,638
Change in discount rate and estimated closure costs	1,440
Accretion expense	269
Asset retirement obligation, end of period – continuing operations	$15,347

Undiscounted
		Asset	Mine closure		asset
	Expected timing	retirement	plan	Letter of credit	retirement
Property	of cash flows	obligation	requirement	outstanding	obligation
Continuing Operations:
LDI mine[1]	2023	$15,347	$14,224	$14,055	18,565

1	Including a letter of credit for Shebandowan West project, the total ARO-related letters of credit outstanding are $14.4 million.

THIRD QUARTER REPORT 2014

North American Palladium Ltd.

The key assumptions applied for determination of the ARO are as follows as at:

	At September 30	At December 31
	2014	2013
Continuing Operations:
Inflation	2.00%	2.00%
Market risk	5.00%	5.00%
Discount rate	2.05%	2.75%

The ARO may change materially based on future changes in operations, costs of reclamation and closure activities, and regulatory requirements.

10.	LEASES

At the respective reporting dates, the Company was party to the following lease arrangements:

FINANCE LEASES (OBLIGATIONS UNDER FINANCE LEASES)

The Company leases production equipment under a number of finance lease agreements. Some leases provide the Company with the option to purchase the equipment at a beneficial price. The leased equipment secures the lease obligations. The net carrying amount of leased plant and equipment at each reporting date is summarized in Note 8 under the category of equipment under finance leases.

The following is a schedule of future minimum lease payments under finance leases together with the present value of the net minimum lease payments at each reporting date:

	September 30, 2014			December 31, 2013
			Present			Present
	Future		value of	Future		value of
	minimum		minimum	minimum		minimum
	lease		lease	lease		lease
	payments	Interest	payments	payments	Interest	payments
Less than one year	$3,749	$539	$3,210	$3,542	$554	$2,988
Between one and five years	8,910	505	8,405	9,418	674	8,744
	$12,659	$1,044	$11,615	$12,960	$1,228	$11,732
Less current portion			3,210			2,988
			$8,405			$8,744

OPERATING LEASES

The following schedule provides the future minimum lease payments under non-cancellable operating leases outstanding at each of the reporting dates:

	At September 30	At December 31
	2014	2013
Less than one year	$1,748	$1,892
Between one and five years	1,710	2,545
More than five years	-	11
	$3,458	$4,448

THIRD QUARTER REPORT 2014

North American Palladium Ltd.

The total minimum lease payments recognized in expense during each of the stated three and nine month end periods ending are as follows:

	Three months ended			Nine months ended
		September 30		September 30
	2014	2013	2014	2013
Minimum lease payments expensed	$819	$683	$2,669	$1,813

11.	LONG-TERM DEBT

Long-term debt is comprised of the following as at each reporting date:

	At September 30	At December 31
	2014	2013
Senior secured term loan	$179,926	$173,656
Convertible debentures (2012)	37,054	35,864
Convertible debentures and warrants (2014 - Tranche 1)	1,249	-
Convertible debentures and warrants (2014 - Tranche 2)	1,965	-
	$220,194	$209,520
Less current portion[1]	7,704	173,656
	$212,490	$35,864
[1]	Subsequent to December 31, 2013, following receipt of waivers from the Company’s senior secured term lender for covenant violations disclosed in the Company’s financial statements for the year ended December 31, 2013, the current portion was reclassified as non-current.

Senior secured term loan

On June 7, 2013, the Company closed a US$130 million senior secured term loan financing with Brookfield Capital Partners Ltd. ("Brookfield") which bore interest at 15% per annum and is due June 7, 2017. The loan is secured by first priority security on the fixed assets and second priority security on accounts receivable and inventory. NAP has the option to accrue interest during the first two years of the loan; in which case, the interest rate on the loan and accrued interest would increase by 4%. The loan contains covenants, as defined in the agreement, including senior debt to earnings before interest, taxes, depreciation and amortization ratios, which are effective in the fourth quarter of 2014, and minimum tangible net worth requirements and capital expenditure limits which became effective June 7, 2013 which, if not met, would result in an event of default.

At closing, the Company exercised an option to defer a commitment fee of US$3.9 million for a period of up to two years. As a result, the balance of the commitment fee was added to the principal outstanding with interest on the outstanding fee compounding monthly until repaid.

In addition to the term loan and the commitment fee included in the principal, the loan agreement also included provision for the payment of an exit fee equal to 5% of term loan principal settlements at the time of repayment.

On November 29, 2013, the Company amended its senior secured term loan resulting in an additional advance of US$21.4 million of cash. The cash received consisted of an additional US$15.0 million added to the existing facility and a refund of US$6.4 million of cash interest previously paid to Brookfield.

Pursuant to the 2013 amendment, the interest rate was recalculated as if NAP had elected to accrue interest on the loan from the date of the original closing on June 7, 2013, resulting in a 4% increase of the interest rate from 15% to 19% until the Company voluntarily reverts to cash interest payments. After the Company voluntarily reverted to cash interest payments, and upon payment of interest and fees which have been deferred, the interest rate returns to 15% per annum on the principal amount outstanding. The exit fee contained in the original loan was replaced by an amendment fee and all interest accrued up to and including June 30, 2014 has been capitalized to principal along with the amendment and commitment fees. Prepayment of any principal (including capitalized interest and fees) is subject to a prepayment fee

THIRD QUARTER REPORT 2014

North American Palladium Ltd.

and voluntary prepayment conditions. The loan also includes certain events of default including breaches of the financial covenants, material adverse changes, limits on liens, additional debt, payments and cross-default provisions. Certain events of default result in the loan becoming immediately due, together with the prepayment fee and penalty interest of 5% above the applicable rate while unpaid, and other events of default entitle the lender to demand repayment of the loan together with the prepayment fee and penalty interest.

The amendment resulted in an increase of the US$133.9 million principal of the loan at November 29, 2013 for capitalized interest of US$12.7 million, an additional loan of US$15.0 million, and amendment fee of US$8.1 million for a total revised principal of US$169.7 million. In the year ended December 31, 2013, capitalized borrowing costs were increased by $9.0 million due to the change in estimated timing of cash flows.

The loan is measured at amortized cost. Interest on the loan was originally recorded at an effective interest rate of 16.7%. As a result of the 2013 amendment to the term loan agreement, the amended effective interest rate was adjusted to 18.0%.

The 2013 loan amendment also included modifications to the covenants.

Effective June 30, 2014, the loan was further amended to reduce the interest rate to 15% effective July 1, 2014. As part of the 2014 amendment, a payment of US$23.4 million, consisting of US$16.2 million previously accrued interest and US$7.2 million of associated pre-payment fees, was made on July 3, 2014, and accrued and unpaid interest of US$16.2 million was capitalized to the loan. As a result of the 2014 loan amendment to the term loan agreement, the amended effective interest rate was adjusted to 18.38%.

Senior secured notes
During the fourth quarter of 2011, the Company issued $72.0 million of senior secured notes by way of a private placement for net proceeds of $69.6 million. The notes, which were due to mature on October 4, 2014, with a one year extension at the option of the Company, were issued in $1,000 denominations and bore interest at a rate of 9.25% per year, payable semi-annually, with 1 palladium warrant attached for each $1,000 note.

On June 7, 2013, the debt component of the senior secured notes was fully repaid using the proceeds from the senior secured term loan. The total payment amounted to $80.5 million and included settlement of the principal outstanding of $72.0 million, accrued interest of $1.3 million, and a redemption premium of $7.2 million. The repayment resulted in the recognition of a loss on extinguishment of $11.0 million.

The palladium warrants originally issued with the senior secured notes were not settled. A total of 72,000 palladium warrants were issued which entitle the holders to purchase 0.35 ounces of palladium at a purchase price of US$620 per ounce (the “Strike Price”), anytime up to October 4, 2014. If exercised, the Company will pay the warrant holder an amount equal to the average of the U.S dollar palladium afternoon fixing price per ounce on the London Platinum and Palladium Market for the ten trading days prior to the exercise date less the Strike Price, multiplied by 0.35. The Company has the option, subject to certain conditions, to pay the amount owing in common shares priced at a 7% discount to the volume weighted average price on the Toronto Stock Exchange for the five trading days prior to the date of exercise.

During June 2013, a total of 13,000 palladium warrants were exercised, resulting in a settlement payable of $0.6 million. The Company elected to apply the equity-settlement option, resulting in the issuance of 574,738 common shares. In July 2013, an additional 47,000 palladium warrants were exercised resulting in a $1.7 million cash settlement.

The derivatives relating to the outstanding palladium warrants are recorded at fair value through profit or loss at each reporting date. At September 30, 2014 and December 31, 2013, a total of 12,000 palladium warrants were outstanding. At December 31, 2013, the palladium warrants were valued using a binomial model which included the following key assumptions:

THIRD QUARTER REPORT 2014

North American Palladium Ltd.

December 31
2013
Market price of palladium	$711
Strike price	$620
Volatility[1]	21%
Risk free rate	1.13%
Expected life (in years)	0.76

1	Expected volatility is estimated by considering historic average palladium price volatility based on the remaining life of the warrants.

At September 30, 2014, the Company had received confirmation of the exercise of the remaining 12,000 palladium warrants. Refer to the discussion of subsequent events in note 20. The fair value using a binomial valuation was $0.5 million at December 31, 2013.

Convertible Debentures (2012)

On July 31, 2012, the Company completed an offering of 43,000 convertible unsecured subordinated debentures of the Company at a price of $1,000 per debenture, for total gross proceeds of $43.0 million ($40.8 million net proceeds). The debentures mature on September 30, 2017 and bear interest at a rate of 6.15% per year, payable semi-annually. At the option of the holder, the debentures may be converted into common shares of the Company at any time prior to maturity at a conversion price of $2.90 per common share.

The convertible debentures are compound financial instruments, consisting of the debt instrument and the equity conversion feature. The debt instrument was valued at amortized cost using the effective interest rate method at a discount rate of 10.5%. The excess of the proceeds of $43.0 million over the value assigned to the debt instrument was allocated as the fair value of the equity component of the convertible debentures. Transaction costs were netted against the debt instrument and equity component based on the pro-rata allocation of the fair value of each instrument at initial recognition.

Of the net proceeds of $40.8 million, $33.9 million has been allocated to long-term debt, and the remaining portion of $6.9 million has been allocated to the equity component of the convertible debentures at the time of issuance.

Convertible Debentures (2014 – Tranche 1)

On January 31, 2014 and February 10, 2014, the Company closed a public offering with the aggregate sale of $32.0 million gross principal amount of convertible unsecured subordinated debentures (the "2014 Tranche 1 Debentures") of the Company at a price of $1,000 per Debenture, including approximately 16.8 million common share purchase warrants (the "2014 Tranche 1 Warrants"). This offering represented the first tranche of the offering. Net proceeds received were $28.5 million. The conversion price of the 2014 Tranche 1 Debentures is $0.635, and the original exercise price of the 2014 Tranche 1 Warrants was $0.762. As a result of the completion of the second tranche offering, the anti-dilution clause within the 2014 Tranche 1 Debentures agreements resulted in an adjustment of the original exercise price for the 2014 Tranche 1 Warrants to $0.5786.

The 2014 Tranche 1 Debentures will mature on January 31, 2019, unless redeemed or converted earlier, or unless extended, and will bear interest at an annual rate of 7.5% payable semi-annually in arrears on January 31 and July 31 of each year. The first interest payment on the 2014 Tranche 1 Debentures was made July 31, 2014. Holders may convert their 2014 Tranche 1 Debentures into common shares of the Company at any time at a conversion rate of approximately 1,575 Common Shares per $1,000 principal amount of 2014 Tranche 1 Debentures, representing 50.4 million common shares of the Company. Holders converting their debentures will receive all accrued and unpaid interest, as well as interest that would have been paid if the 2014 Tranche 1 Debentures were held through to maturity (the “Tranche 1 Make Whole Amount”). At the Company’s option, interest and Tranche 1 Make Whole Amounts can be paid in common shares.

THIRD QUARTER REPORT 2014

North American Palladium Ltd.

Each 2014 Tranche 1 Warrant entitles the holder thereof to purchase one common share of the Company at any time before March 28, 2017.

Due to the existence of multiple derivatives embedded within the contract, the Company has elected to account for the 2014 Tranche 1 Debentures and all related derivatives as one instrument at fair value through profit or loss, with future changes in fair value being recognized as derivative gains or losses through profit or loss. The 2014 Tranche 1 Warrants are also accounted for at fair value through profit or loss. As a result of this election, transaction costs of $3.5 million were expensed as financing costs in the nine month period ended September 30, 2014.

The initial fair value of the 2014 Tranche 1 debt of $28.4 million was determined based on the publicly traded market price of the 2014 Tranche 1 Debentures, while the fair value of the 2014 Tranche 1 Warrants approved on March 28, 2014 was assigned a value of $3.6 million using the Black-Scholes model.

At September 30, 2014, 2014 Tranche 1 Debentures with an initial face value of $31.7 million, including accrued interest and make-whole provisions, had been converted into 76,407,816 common shares of NAP. Debentures with an initial face value of $0.3 million were outstanding at September 30, 2014. All warrants issued were also outstanding at September 30, 2014. The fair value of the remaining debentures outstanding and the outstanding warrants as at September 30, 2014 is $0.4 million based on the publicly traded market price and $0.9 million, respectively, and these amount are recorded in the statement of financial position in long term debt and current portion of long term debt, respectively. The changes in fair value from the transaction date to September 30, 2014 are included in interest and other income in the statement of comprehensive loss (refer to note 16).

The following assumptions were applied for the Black-Scholes valuations of the outstanding 2014 Tranche 1 Warrants at initial recognition and the current reporting date:

	September 30,	January 31,
	2014	2014
Market price common shares of NAP (PDL)	$0.22	$0.53
Strike price	0.58	$0.76
Volatility[1]	79%	75%
Risk free rate	1.14%	1.14%
Expected life (in years)	2.50	3.00

1	Expected volatility is estimated by considering historic average daily price volatility of the common shares of the Company based on the remaining life of the warrants.

 Convertible Debentures (2014 – Tranche 2)

On April 11, 2014 and April 17, 2014, the Company closed a public offering with the aggregate sale of $35.0 million gross principal amount of convertible unsecured subordinated debentures (the "2014 Tranche 2 Debentures") of the Company at a price of $1,000 per Debenture, including approximately 18.9 million common share purchase warrants (the "2014 Tranche 2 Warrants"). This offering represented the second tranche of the offering. Net proceeds received were $32.7 million. The conversion price of the 2014 Tranche 2 Debentures is $0.4629, and the exercise price of the 2014 Tranche 2 Warrants is $0.5786.

The 2014 Tranche 2 Debentures will mature on April 11, 2019, unless redeemed or converted earlier, or unless extended, and will bear interest at an annual rate of 7.5% payable semi-annually in arrears on March 31 and September 30 of each year. The first interest payment on the 2014 Tranche 2 Debentures included was made September 30, 2014. Holders may convert their 2014 Tranche 2 Debentures into common shares of NAP at any time at a conversion rate of approximately 2,160 Common Shares per $1,000 principal amount of Debentures. Holders converting their debentures will receive all accrued and unpaid interest, as well as interest that would have been paid if the 2014 Tranche 2 Debentures were held

THIRD QUARTER REPORT 2014

North American Palladium Ltd.

through to maturity (the “Tranche 2 Make Whole Amount”). At the Company’s option, interest and Tranche 2 Make-Whole Amounts can be paid in common shares.

Each 2014 Tranche 2 Warrant will entitle the holders thereof to purchase one common share of the Company at any time before the second anniversary of the date of issue.

Due to the existence of multiple derivatives embedded within the contract, the Company has elected to account for the 2014 Tranche 2 Debentures and all related derivatives as one instrument at fair value through profit or loss, with future changes in fair value being recognized as derivative gains or losses through profit or loss. The 2014 Tranche 2 Warrants are also accounted for at fair value through profit or loss. As a result of this election, transaction costs of $2.3 million were expensed in the period as financing costs.

The initial fair value of the 2014 Tranche 2 Debentures of $33.1 million was determined using a FinCAD pricing model, while the value of the related 2014 Tranche 2 Warrants of $1.9 million was calculated using the Black-Scholes model.

At September 30, 2014, 2014 Tranche 2 Debentures with an initial face value of $33.5 million, including accrued interest and make-whole provisions, had been converted into 108,972,404 common shares of NAP. Debentures with an initial face value of $1.5 million were outstanding at September 30, 2014. All warrants issued were also outstanding at September 30, 2014. The fair value of the remaining debentures outstanding and the outstanding warrants as at September 30, 2014 is $1.2 million and $0.7 million using the Black-Scholes model, respectively, and these amounts are recorded in the statement of financial position in long term debt and current portion of long term debt, respectively. The changes in fair value from the transaction date to September 30, 2014 are included in interest and other income in the statement of comprehensive loss (refer to note 17).

The following assumptions were applied for the valuations of the outstanding 2014 Tranche 2 Debentures and Warrants at initial recognition and the current reporting date:

Debentures	April 11,
2014
Market price common shares of NAP (PDL)	$0.34
Strike price	$0.46
Risk free rate	1.64%
Expected life (in years)	5.00

Warrants	September 30,	April 11,
	2014	2014
Market price common shares of NAP (PDL)	$0.22	$0.34
Strike price	$0.58	$0.58
Volatility[1]	89%	81%
Risk free rate	1.13%	1.04%
Expected life (in years)	1.53	2.00

1	Expected volatility is estimated by considering historic average daily price volatility of the common shares of the Company based on the remaining life of the warrants.

THIRD QUARTER REPORT 2014

North American Palladium Ltd.

12.	SHAREHOLDERS’ EQUITY

a)	Authorized and Issued Capital Stock

The authorized capital stock of the Company consists of an unlimited number of common shares.

b)	Group Registered Retirement Savings Plan

The Company has a group registered retirement savings plan, in which eligible employees can participate in at their option. Union employees are entitled to an employer contribution of either: (a) $1.00 for each $1.00 contribution up to a maximum of 5% of base salary for employees who have been employed for 6-18 months (maximum $2,500 per year); or (b) $2.00 for each $1.00 contribution up to a maximum of 10% of base salary for employees who have been employed for greater than 18 months (maximum $5,000 per year). Non-union employees are entitled to an employer contribution equal to 3% of base salary plus an employer matching contribution of up to a maximum of 2% of base salary for employees who have been employed for greater than 90 days. The Company contributions are made either in cash or treasury shares of the Company on a quarterly basis. If the matching contribution is made in treasury shares, the price per share issued is the 5-day volume weighted average trading price of the common shares on the Toronto Stock Exchange (“TSX”) preceding the end of the quarter. During the three months ended September 30, 2014, the Company contributed 1,224,568 shares with a fair value of $0.4 million (2013 – 379,470 shares with a fair value of $0.4 million), and for the nine months ended September 30, 2014, 2,452,776 shares with a fair value of $1.1 million (2013 – 907,447 shares with a fair value of $1.1 million), which was equal to the market value of the shares on the contribution date.

c)	Corporate Stock Option Plan

The Company has a Corporate Stock Option Plan (the “Plan”), under which eligible directors, officers, employees and consultants of the Company may receive options to acquire common shares. The Plan is administered by the Board of Directors, which will determine after considering recommendations made by the Compensation Committee, the number of options to be issued, the exercise price (which is the 5-day volume weighted average trading price of the common shares on the TSX on the trading day prior to the grant date), expiration dates of each option, the extent to which each option is exercisable (provided that the term of an option shall not exceed 10 years from the date of grant), as well as establishing the time period when an optionee ceases to be an “Eligible Person” as set forth in the conditions of the Plan. One third of options granted vest on each of the first three anniversary dates of the date of grant.

The maximum number of common shares issuable under the Plan, and all other share-based compensation arrangements of the Company, shall not exceed 3.49% of the issued and outstanding shares of the Company. As at September 30, 2014, 1,440,742 options granted under the Plan were subject to the cap, which represents 0.37% of the issued and outstanding shares of the Company. As at December 31, 2013, 6,240,779 options were available to be granted under the Plan.

The following summary sets out the activity in outstanding common share purchase options:

	September 30, 2014		December 31, 2013
		Weighted		Weighted
		Average		Average
	Options	Exercise Price	Options	Exercise Price
Outstanding, beginning of period	3,359,221	$1.91	4,207,249	$3.68
Granted	145,000	$0.30	2,473,387	$1.07
Cancelled/forfeited	(428,479)	$2.78	(3,286,665)	$3.53
Expired	(35,000)	$8.40	(34,750)	$3.86
Outstanding, end of period	3,040,742	$1.63	3,359,221	$1.91
Options exercisable at end of period	1,014,169	$2.79	822,508	$4.05

THIRD QUARTER REPORT 2014

North American Palladium Ltd.

The following table summarizes information about the Company’s stock options outstanding at September 30, 2014:

	Average remaining	Options Outstanding at	Options Exercisable at
Exercise price range	contractual life (years)	September 30, 2014	September 30, 2014
$0.30-2.50	5.56	2,383,243	400,001
$2.51-3.00	2.34	130,000	86,669
$3.01-6.00	3.22	404,999	404,999
$6.01-8.87	1.51	122,500	122,500
	4.95	3,040,742	1,014,169

The fair value of options granted during the nine months ended September 30, 2014 and the year ended December 31, 2013 have been estimated at the date of grant using the Black Scholes option pricing model with the following weighted average assumptions:

	September 30	December 31
	2014	2013
Awards granted	145,000	2,473,387
Weighted average fair value of awards	$0.15	$0.55
Pre-vest forfeiture rate	29%	25%
Grant price	$0.30	$1.07
Market price	$0.28	$1.07
Volatility[1]	75%	64%
Risk free rate	1.43%	1.51%
Dividend yield	0%	0%
Expected life (in years)	4.2	4.3
1	Expected volatility is estimated by considering historic average share price volatility based on the average expected life of the options.

(d)	Reconciliation of the diluted number of shares outstanding:

	Three months ended September 30		Nine months ended September 30
	2014	2013	2014	2013
Net loss available to common shareholders	$(18,790)	$(5,324)	$(55,413)	$(34,440)
Effect of dilutive securities	-	-	-	(977)
Adjusted net loss available to common shareholders	$(18,790)	$(5,324)	$(55,413)	$(35,417)
Weighted average number of shares outstanding	384,432,246	194,555,425	322,842,483	183,904,755
Effect of dilutive securities	-	-	-	22,343
Weighted average diluted number of shares outstanding	384,432,246	194,555,425	322,842,483	183,927,098
Diluted net loss per share	$(0.05)	$(0.03)	$(0.17)	$(0.19)

For the three and nine month periods ended September 30, 2014, the dilutive effects of the palladium warrants, convertible debentures, warrants and stock options have not been included in the determination of diluted loss per share because to do so would be anti-dilutive.

THIRD QUARTER REPORT 2014

North American Palladium Ltd.

(e)	Other Stock-Based Compensation – Restricted Share Unit Plan

The Company has a Restricted Share Unit (“RSU”) Plan under which eligible directors, officers and key employees of the Company are entitled to receive awards of RSUs. Each RSU is equivalent in value to the fair market value of a common share of the Company on the date of the award and a corresponding liability is established on the balance sheet. The RSU Plan is administered by the Board of Directors, which will determine after considering recommendations made by the Compensation Committee, the number and timing of RSUs to be awarded and their vesting periods, not to exceed three years. The value of each award is charged to compensation expense over the period of vesting. At each reporting date, the compensation expense and liability are adjusted to reflect the changes in market value of the liability based on the fair values of RSU’s for each vesting period determined using the Black-Scholes model.

As at September 30, 2014, 884,198 (December 31, 2013 – 708,609) restricted share units had been granted and were outstanding at an aggregate value of $0.2 million (December 31, 2013 – $0.5 million).

(f)	Summary of Share-based compensation and employee benefits

The following table details the components of share-based compensation expense relating to continuing operations:

	Three months ended		Nine months ended
		September 30		September 30
	2014	2013	2014	2013
Registered retirement savings plan	$404	$379	$1,147	$1,055
Common share stock options	146	119	426	(86)
Restricted share units	(23)	201	(189)	362
	$527	$699	$1,384	$1,331

The maximum number of common shares issuable under all other share-based compensation arrangements of the Company shall not exceed 3.49% of the Company’s issued and outstanding shares. As at September 30, 2014, the number of shares issued or issuable pursuant to awards made under all share-based compensation plans of the Company, which were subject to the maximum, represents 0.92% of the Company’s total issued and outstanding common shares.

13.	FINANCIAL INSTRUMENTS

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s liquidity may be adversely affected by operating performance, a downturn in capital market conditions impacting access to capital markets, or entity-specific conditions. The Company manages liquidity risk by maintaining adequate cash and cash equivalent balances, by having adequate available credit facilities, by preparing and monitoring detailed budgets and cash flow forecasts for mining, exploration and corporate activities, and by monitoring developments in the capital markets. Forecasting takes into account the Company’s debt financing, covenant compliance and the maturity profile of financial assets and liabilities and purchase obligations.

THIRD QUARTER REPORT 2014

North American Palladium Ltd.

The table below analyzes the Company’s financial liabilities into relevant maturity groupings based on the remaining balances at September 30, 2014 to the contractual maturity date.

		In less than	Between 1 year	More than
	Total	1 year	and 5 years	5 years
Accounts payable and accrued liabilities	$18,342	$18,342	$-	$-
Credit facility	25,114	25,114	-	-
Obligations under finance leases	11,615	3,210	8,405	-
Current derivative liability	1,098	1,098	-	-
Long-term debt	220,194	7,704	212,490	-

The Company also has asset retirement obligations in the amount of $15.3 million that would become payable at the time of the closure of its LDI mine. As the Company issued letters of credit of $14.1 million related to these obligations, $1.2 million additional funding is required prior to or upon closure of these properties. Refer to note 9 for additional disclosure regarding these amounts. The majority of the asset retirement costs are expected to be incurred within one year of mine closure.

Refer also to note 14.

Fair Values

The Company’s financial assets and liabilities consist of cash and cash equivalents, accounts receivable, sales taxes receivable (included in other assets), accounts payable and accrued liabilities, credit facility, current derivative liabilities, obligations under finance leases and long-term debt.

Cash and cash equivalents and accounts receivable are stated at fair value. The carrying value of other assets and trade accounts payable and accrued liabilities and the amount outstanding under the credit facility approximate their fair values due to the immediate or short-term maturity of these financial instruments.

Derivatives

The fair value of forward exchange contracts is based on their listed market price, if available. If a listed market price is not available, then fair value is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate.

Fair values reflect the credit risk of the instrument and include adjustments to take into account the credit risk of the Company entity and counterparty when appropriate.

The Company enters into financial contracts to mitigate the smelter agreements’ provisional pricing exposure to rising or declining palladium prices and an appreciating Canadian dollar for past production already sold. For substantially all of the palladium delivered to customers under smelter agreements, the quantities and timing of settlement specified in the financial contracts matches final pricing settlement periods. The palladium financial contracts are being recognized on a mark-to-market basis as an adjustment to revenue.

The derivative liability relating to the palladium warrants issued in connection with the 2011 senior secured note issuance is measured at fair value (note 20).

THIRD QUARTER REPORT 2014

North American Palladium Ltd.

Non-derivative financial liabilities

The fair values of the senior secured term loan, 2012 convertible debentures and finance leases, which are determined for disclosure purposes, are calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date. For finance leases the market rate of interest is determined by reference to similar lease agreements.

The fair values of the non-derivative financial liabilities as of September 30, 2014 are the senior secured term loan ($194.1 million), 2012 convertible debentures ($43.0 million) and finance leases ($11.6 million).

Fair Value Hierarchy

The table below details the assets and liabilities measured at fair value at September 30, 2014:

		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical Assets	Observable	Unobservable	Aggregate Fair
	Notes	(Level 1)	Inputs (Level 2)	Inputs (Level 3)	Value
Financial assets
Cash and cash equivalents		$11,792	$-	$-	$11,792
Investments	7	15			15
Accounts receivable	5		49,887		49,887
Fair value of financial contracts*	5		2,649		2,649
Financial liabilities
Fair value of current derivative liability	11		(1,098)		(1,098)
Fair value of convertible debentures
and warrants	11	(391)	(2,823)		(3,214)
Net carrying value		$11,416	$48,615	$-	$60,031
*	As detailed in note 5, the asset relating to the mark-to-market on financial contracts is included in the carrying value of accounts receivable on the balance sheet at September 30, 2014.

14.	COMMITMENTS

(a)	Sheridan Platinum Group of Companies (“SPG”) Commitment

The Company is required to pay a 5% net smelter royalty to SPG from mining operations at the Lac des Iles mine. This obligation is recorded as royalty expense.

(b)	Operating Leases and Other Purchase Obligations

As at September 30, 2014, the Company had outstanding operating lease commitments and other purchase obligations of $3.5 million and $10.8 million, respectively (December 31, 2013 – $4.4 million and $1.0 million, respectively) the majority of which had maturities of less than five years (see note 10).

(c)	Letters of Credit

As at September 30, 2014 and December 31, 2013, the Company had outstanding letters of credit of $15.4 million, consisting of $14.4 million for various mine closure deposits and $1.0 million for a regulated energy supplier.

THIRD QUARTER REPORT 2014

North American Palladium Ltd.

15.	REVENUE FROM METAL SALES

							Other
	Total	Palladium	Platinum	Gold	Nickel	Copper	Metals
2014
Three months ended September 30
Revenue – before pricing adjustments	$47,285	$34,130	$4,305	$3,498	$3,190	$2,143	$19
Pricing adjustments:
Commodities	(3,318)	(2,106)	(674)	(162)	(285)	(90)	(1)
Foreign exchange	2,474	1,906	256	124	111	76	1
Revenue – after pricing adjustments	$46,441	$33,930	$3,887	$3,460	$3,016	$2,129	$19
2013
Three months ended September 30
Revenue – before pricing adjustments	$30,623	$20,636	$3,073	$2,904	$2,030	$1,931	$49
Pricing adjustments:
Commodities	3,171	2,258	335	299	94	182	3
Foreign exchange	(446)	(249)	(56)	(44)	(61)	(36)	-
Revenue – after pricing adjustments	$33,348	$22,645	$3,352	$3,159	$2,063	$2,077	$52

							Other
	Total	Palladium	Platinum	Gold	Nickel	Copper	Metals
2014
Nine months ended September 30
Revenue – before pricing adjustments	$143,783	$103,101	$13,092	$11,112	$9,363	$7,003	$112
Pricing adjustments:
Commodities	557	592	(202)	156	214	(207)	4
Foreign exchange	1,334	729	259	137	95	111	3
Revenue – after pricing adjustments	$145,674	$104,422	$13,149	$11,405	$9,672	$6,907	$119
2013
Nine months ended September 30
Revenue – before pricing adjustments	$112,754	$74,557	$11,642	$11,652	$7,829	$6,904	$170
Pricing adjustments:
Commodities	135	1,305	(285)	(518)	(308)	(59)	-
Foreign exchange	762	68	307	226	69	91	1
Revenue – after pricing adjustments	$113,651	$75,930	$11,664	$11,360	$7,590	$6,936	$171

During 2014, the Company delivered all of its concentrate to two customers under the terms of the respective agreements (2013 – two customers).

Although the Company sells its bulk concentrate to a limited number of customers, it is not economically dependent upon any one customer as there are other markets throughout the world for the Company’s concentrate.

THIRD QUARTER REPORT 2014

North American Palladium Ltd.

16.	INTEREST EXPENSE & OTHER COSTS AND OTHER INCOME

	Three months ended September 30		Nine months ended September 30
	2014	2013	2014	2013
Interest expense and other costs
Interest on finance leases	$155	$193	$448	$564
Asset retirement obligation accretion	81	80	269	207
Accretion expense on long-term debt	1,630	890	1,003	2,662
Loss on investments	337	1,373	710	2,217
Interest expense	8,204	-	28,766	70
Increase (decrease) in fair value of 2014 Tranche 1 and 2 convertible debentures, net	(248)	-	6,426	-
Realized and unrealized loss on palladium warrants	86	-	607	-
Legal settlement (note 17)	-	-	1,000	-
	$10,245	$2,536	$39,229	$5,720
Interest and other income

Decrease in fair value of 2014 Tranche 1 and 2 warrants, net	$(1,498)	-	$(3,849)	-
Realized and unrealized gain on palladium warrants	-	219	-	(978)
Gain on renouncement of flow-through expenditures	-	(412)	-	(688)
Interest income	(26)	(21)	(75)	(80)
	$(1,524)	$(214)	$(3,924)	$(1,746)
	$8,721	$2,322	$35,305	$3,974

17.	CONTINGENCIES

On June 24, 2014, the Company entered into a settlement agreement, subject to court approval, related to the previously disclosed potential class action lawsuit. On June 26, 2014, the $2.4 million settlement was paid into escrow by the Company’s insurer. The class action settlement was approved by the court on September 16, 2014.

On July 2, 2014, the Company entered into an agreement to settle the third party action and all other claims in respect of the previously disclosed litigation involving B.R. Davidson Mining & Development Ltd. Under the terms of the settlement the Company paid $0.7 million and will pay a further $0.3 million on or before December 1, 2014. Provision for this settlement was made in the three months ended June 30, 2014, and is recorded in interest expense and other cost.

There were no other significant changes in contingencies in the three and nine month periods ended September 30, 2014. The contingencies are described in note 21 of the Company’s audited consolidated financial statements for the year ended December 31, 2013.

THIRD QUARTER REPORT 2014

North American Palladium Ltd.

18.	OTHER DISCLOSURES

Statement of Cash flows

The net changes in non-cash working capital balances related to operations are as follows:

		Three months ended	Nine months ended
		September 30		September 30
	2014	2013	2014	2013
Cash provided by (used in):
Accounts receivable	$2,941	$7,077	$(13,980)	$14,397
Inventories	983	(2,857)	108	(2,294)
Other assets	296	272	5,164	1,103
Accounts payable and accrued liabilities	(701)	(5,144)	(25,828)	(12,143)
Taxes payable	-	-	(1,161)	-
Other financial liabilities	-	219	-	(978)
	$3,519	$(433)	$(35,697)	$85

19.	SEGMENT INFORMATION

Following the sale of its discontinued gold operations on March 22, 2013 (see note 4), the Company has one reportable segment. The Company’s revenue by significant product type is disclosed in Note 15.

20.	SUBSEQUENT EVENTS

Palladium Warrants

On September 30, 2014 and October 1, 2014, the Company received confirmation of exercise of the 12,000 outstanding warrants, maturing October 4, 2014. On October 22, 2014 and October 23, 2014, the Company finalized the cash-settlement of the related obligations in the amount of $1.1 million.

THIRD QUARTER REPORT 2014